SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated July 31, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	July 31, 2013

SONDE RESOURCES CORP. ANNOUNCES THE SIGNING
OF THE VIKING FARM-OUT IN NORTH AFRICA AND PROVIDES
DIAL- IN INFORMATION FOR ITS SECOND QUARTER 2013 RESULTS

CALGARY, ALBERTA- (Marketwire - July 31, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE MKT: SOQ) announced today that the farm-out agreement with Viking Exploration and Production Tunisia Limited ("Viking") has been executed. Formal closing remains conditioned upon obtaining all of the necessary consents and approvals.
On May 3, 2013, Sonde received approval, subject to meeting the terms and conditions outlined below from Joint Oil's Board of Directors, to farm out 66.67% of its potential Zarat Field Unit Area and 50% of the remainder of its interest in the Joint Oil Block to Viking. The material terms of the farm-out agreement are as follows:

•	Sonde will remain the operator of the Joint Oil Block;

•
Sonde and Viking will post a bank guarantee equivalent to US$50.995 million as a guarantee for the 2013 through 2015 work obligations the (“Bank Guarantee”). Viking will contribute US$40.0 million to the guarantee and Sonde will contribute US$10.995 million (the “Balance”) to the guarantee. Amounts under the Bank Guarantee will be released in accordance with a pre-determined formula as the work obligations are performed;

•
Viking will acquire a 66.67% participating interest and Sonde will retain a 33.33% participating interest in the Zarat Field Unit Area where Viking will be funding 100% of Sonde's share of the development obligations;

•
In consideration for contributing the Balance, Sonde will retain a 50% participating interest in the Joint Oil Block that is not covered by the Zarat Field Unit Area development. In addition, Sonde will recover the Balance from the initial proceeds from Zarat Field production in preference to the other terms of the farm-out where Viking will fund 100% of Sonde's share of the three well exploration obligation;

•	Any future discoveries will be shared 50% to Sonde and 50% to Viking; and

•	The EPSA terms are the reference for and shall govern the Petroleum Operations under the EPSA as amended on January 17, 2013.
Sonde will receive the following consideration in connection with the closing of the farm-out:

•	Viking will pay Sonde the remainder of the US$2.0 million non-refundable signature bonus; and

•
Sonde will recover US$11.0 million and 20% of the cost recovery and profit share revenue until Sonde recovers and additional US$70.0 million. After payout of all Viking expenditures, the revenue will be split 33.33% to Sonde and 66.67% to Viking in the Zarat Field Unit Area.

The Company continues to work with Joint Oil and the other parties on the unitization of the Zarat field and the unit plan of development. Sonde is drafting a revised plan of development which will be submitted to Joint Oil for their review and approval. The revised plan of development will allow for the re-injection of produced gases into the reservoir. Sonde management believes the re-injection of the gas delays the need to have an immediate solution for the inert and acid gases initiative and allows expedited receipt of liquids sales proceeds for all parties.
Toufic Nassif, President Sonde North Africa, said, "The execution of the Viking farm-out is a significant milestone to the development of the Joint Oil Block and looks forward to working with Viking and Joint Oil to realize the full potential of the Block."

The Company plans to issue its Second Quarter 2013 Financial and Operating Results tomorrow, August 1, 2013 and will hold a conference call on Friday, August 2, 2013 at 1:30 p.m. MST to respond to questions about both press releases. Please see the August 1, 2013 press release for dial-in information.
Forward-looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the closing of the Viking farm-out agreement , and the terms of the of the farm-out agreement. Such forward-looking information or statements are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, future commodity prices, and management's expectations regarding the availability of capital on terms acceptable to the Company. Forward-looking information or statements are subject to a number of risks and uncertainties and actual results could differ materially from the forward-looking information and statements due to a number of factors, including, without limitation, general economic, market and business conditions; stock market volatility; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; lack of, or restricted access to, sources of financing; and commercial risks associated with the Joint Oil Block. Additional assumptions and risks are set out in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.
Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.
For Further Information Please Contact:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone: (403) 503-7944
Fax:      (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	July 31, 2013	By:	/s/ Cheryl Clark
			Name: Title:	Cheryl Clark Corporate Controller/Assistant Corporate Secretary